UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RESTORATION HARDWARE HOLDINGS, INC.
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

761283100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Tower Three Home LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,111,984
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,111,984
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,984
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.3%**
12	TYPE OF REPORTING PERSON OO

**
The calculation of the foregoing percentage is based on 37,927,012 shares of Common Stock outstanding as of December 14, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended October 27, 2012 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSON Tower Three Partners Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,111,984
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,111,984
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,984
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.3%**
12	TYPE OF REPORTING PERSON PN

**
The calculation of the foregoing percentage is based on 37,927,012 shares of Common Stock outstanding as of December 14, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended October 27, 2012 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSON Tower Three Partners Fund I GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,111,984
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,111,984
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,984
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* See Item 4 and Item 8
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.3%**
12	TYPE OF REPORTING PERSON* PN

**
The calculation of the foregoing percentage is based on 37,927,012 shares of Common Stock outstanding as of December 14, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended October 27, 2012 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSON Tower Three Partners Fund I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,111,984
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,111,984
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,984
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.3%**
12	TYPE OF REPORTING PERSON OO

**
The calculation of the foregoing percentage is based on 37,927,012 shares of Common Stock outstanding as of December 14, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended October 27, 2012 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSON Forrest Tower Three CI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,111,984
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,111,984
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,984
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.3%**
12	TYPE OF REPORTING PERSON OO

. **
The calculation of the foregoing percentage is based on 37,927,012 shares of Common Stock outstanding as of December 14, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended October 27, 2012 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSON William D. Forrest
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,111,984
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,111,984
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,984
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.3%**
12	TYPE OF REPORTING PERSON IN

**
The calculation of the foregoing percentage is based on 37,927,012 shares of Common Stock outstanding as of December 14, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended October 27, 2012 filed with the Securities and Exchange Commission.

CUSIP NO. 761283100

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of common stock, par value $0.0001 per share (“Common Stock”), of Restoration Hardware Holdings, Inc. (the “Issuer”) and have entered into a Joint Filing Agreement, dated February 14, 2013, a copy of which is filed with this Schedule 13G as Exhibit A.

Item 1 (a).	Name of Issuer:

Restoration Hardware Holdings, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

15 Koch Road, Suite J
Corte Madera, CA

Item 2 (a).	Name of Person Filing:

(1)           Tower Three Home LLC
(2)           Tower Three Partners Fund I LP
(3)           Tower Three Partners Fund I GP LP
(4)           Tower Three Partners Fund I GP LLC
(5)           Forrest Tower Three CI, LLC
(6)           William D. Forrest

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The principal business office for all persons filing:

c/o Tower Three Partners
Two Sound View Drive
Greenwich, CT 06830

Item 2 (c).	Citizenship:

See item 4 of each cover page

Item 2 (d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2 (e).	CUSIP Number:

761283100

CUSIP NO. 761283100

Item 3.	Not Applicable

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned

Home Holdings, LLC (“Home Holdings”) is a limited liability company formed under the laws of the State of Delaware, the equity interests of which are held by a private investor group.  Home Holdings holds 25,931,257 shares of Common Stock, or 68.4% of the outstanding shares of Common Stock based on 37,927,012 shares of Common Stock outstanding as of December 14, 2012.

Tower Three Home LLC owns 25,472,284 Class A Units of Home Holdings, or 42.8% of the equity interest of Home Holdings applicable to the beneficial interest of Home Holdings in the Issuer.

(i) Tower Three Partners Fund I LP is the managing member of Tower Three Home LLC, (ii) Tower Three Partners Fund I GP LP is the general partner of Tower Three Partners Fund I LP, (iii) Tower Three Partners Fund I GP LLC is the general partner of Tower Three Partners Fund I GP LP, (iv) Forrest Tower Three CI, LLC is the managing member of Tower Three Partners Fund I GP LLC and (v) William D. Forrest is the managing member of Forrest Three CI, LLC.  Each of the Reporting Persons listed in clauses (i) through (v) above may, therefore, be deemed to have shared voting and investment power over the Class A Units held by Tower Three Home LLC, but each disclaims beneficial ownership of such Class A Units, except to the extent of its pecuniary interest therein.

Based on the ownership of outstanding capital of Home Holdings specified above, the following shares of Common Stock held by Home Holdings would be attributable to each of the following Reporting Persons.

Reporting Person	Shares Attributable	Percent(*)

Tower Three Home LLC	11,111,984	29.3%
Tower Three Partners Fund I LP	11,111,984	29.3%
Tower Three Partners Fund I GP LP	11,111,984	29.3%
Tower Three Partners Fund I GP LLC	11,111,984	29.3%
Forrest Tower Three CI, LLC	11,111,984	29.3%
William D. Forrest	11,111,984	29.3%

(*)
The calculation of the foregoing percentage is based on 37,927,012 shares of Common Stock outstanding as of December 14, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended October 27, 2012 filed with the Securities and Exchange Commission.

As indicated in Item 8 below, the Reporting Persons (based on the ownership of outstanding capital of Home Holdings specified above in this Item 4(a)) may be deemed to be members of a group exercising voting and investment control over the shares of Common Stock held of record by Home Holdings, and as a result, may be deemed to beneficially own 25,931,257 shares of Common Stock or 68.4% of the outstanding shares of Common Stock based on 37,927,012 shares of Common Stock outstanding

CUSIP NO. 761283100

as of December 14, 2012.  However, each of the Reporting Persons disclaims membership in any such group and disclaims beneficial ownership of any shares of Common Stock, except to the extent of its pecuniary interest therein.

Item 4(b)	Percent of Class

See Item 11 of each cover page, which is based upon Item 9 of each cover page.  See also Item 4(a) above.

Item 4(c)	Number of Shares as to which Such Person has:

(i)	Sole power to vote or to direct the vote:
See Item 5 of each cover page

(ii)	Shared power to vote or to direct the vote:
See Item 6 of each cover page

(iii)	Sole power to dispose or to direct the disposition of:
See Item 7 of each cover page

(iv)	Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the person named in Item 4 above or Item 8 below and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above or Item 8 below has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the

Not Applicable.

Item 8.	Identification and Classification of Members of the Group Security Being Reported on by the Parent Holding Company

As stated in Item 4 above, Home Holdings holds 25,931,257 shares of Common Stock, or 68.4% of the outstanding shares of Common Stock based on 37,927,012 shares of Common Stock outstanding as of December 14, 2012.  Tower Three Home LLC, CP Home Holdings, LLC, an affiliate of Catterton Partners

CUSIP NO. 761283100

(“Catterton”), and affiliates of Glenhill Capital Management LLC (“Glenhill”, and together with Catterton, the “Other HH Investors”) are parties to the eighth amended and restated limited liability company operating agreement dated as of November 7, 2012 (the “HH Operating Agreement”).  In addition, Home Holdings and the Issuer are parties to a stockholders agreement dated as of November 7, 2012, a form of which was filed on October 31, 2012 with the Securities and Exchange Commission as Exhibit 10.16 to Amendment No. 9 to the Issuer’s Registration Statement on Form S-1 (the “RH Stockholders Agreement” and, together with the HH Operating Agreement, the “Investor Agreements”).  Given the terms of the Investor Agreements, Home Holdings, the Reporting Persons, the Other HH Investors and certain of their respective affiliates may be deemed to be a member of a group exercising voting and investment control over the 25,931,257 shares of Common Stock of the Issuer held by Home Holdings.  However, each of the Reporting Persons disclaims membership in any such group and disclaims beneficial ownership of any shares of Common Stock, except to the extent of its pecuniary interest therein.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP NO. 761283100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	TOWER THREE HOME LLC

	By:	Tower Three Partners Fund I LP,
its managing member
	By:	Tower Three Partners Fund I GP LP,
its general partner
	By:	Tower Three Partners Fund I GP LLC,
its general partner
	By:	Forrest Tower Three CI, LLC,
its managing member

	By:	/s/ William D. Forrest
		Name:	William D. Forrest
		Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	TOWER THREE PARTNERS FUND I LP

	By:	Tower Three Partners Fund I GP LP,
its general partner
	By:	Tower Three Partners Fund I GP LLC,
its general partner
	By:	Forrest Tower Three CI, LLC,
its managing member

	By:	/s/ William D. Forrest
		Name:	William D. Forrest
		Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	TOWER THREE PARTNERS FUND I GP LP

	By:	Tower Three Partners Fund I GP LLC,
its general partner
	By:	Forrest Tower Three CI, LLC,
its managing member

	By:	/s/ William D. Forrest
		Name:	William D. Forrest
		Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	TOWER THREE PARTNERS FUND I GP LLC

	By:	Forrest Tower Three CI, LLC,
its managing member

	By:	/s/ William D. Forrest
		Name:	William D. Forrest
		Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	FORREST TOWER THREE CI, LLC

	By:	/s/ William D. Forrest
		Name:	William D. Forrest
		Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	WILLIAM D. FORREST

/s/ William D. Forrest